UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. *SEE FOOTNOTE BELOW)*

                           Buckeye Technologies, Inc.
                             ----------------------
                                (Name of Issuer)

                                     Common
                      ------------------------------------
                         (Title of Class of Securities)

                                    118255108
                              --------------------
                                 (CUSIP Number)

                                  June 30, 2007
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 4 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Tradewinds Global Investors, LLC                        02-0767178
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                (b) [_]
       N/A
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware - U.S.A.
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            498,370
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               567,764
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       567,764
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       1.49%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------
FOOTNOTE: Tradewinds Global Investors, LLC ("Tradewinds") is an affiliate of NWQ Investment Management Company, LLC ("NWQ"). NWQ previously had reported beneficial ownership of the Issuer's securities under Section 13(d) of the Exchange Act of 1934, as amended (the "Exchange Act") and Regulation 13D/G thereunder on behalf of itself and Tradewinds. Tradewinds was formed as a legal entity in the fourth quarter of 2005 and commenced operation in 2006. Since that time, the two firms worked to achieve operational separation of their investment management and proxy voting functions, which separation was completed as of June 30, 2007. Accordingly, this filing is being made to report Tradewinds' beneficial ownership of the Issuer's securities independently from that of NWQ and, because Tradewinds' current position is under 5%, this filing will constitute an exit filing.

Both NWQ and Tradewinds are wholly owned subsidiaries of Nuveen Investments, Inc. ("Nuveen"), a parent company with several subsidiaries engaged in the investment management business. Nuveen has adopted internal operating policies to ensure that investment management and voting decisions are made independently by investment personnel at its investment management subsidiaries. Accordingly, hereafter NWQ and Tradewinds (like Nuveen's other investment management subsidiaries) anticipate independently reporting beneficial ownership of securities pursuant to Section 13(d) of the Exchange Act and Regulation 13D/G thereunder.

                                PAGE 2 OF 4 PAGES

              Item 1(a) Name of Issuer:
                        Buckeye Technologies, Inc.

              Item 1(b) Address of Issuer's Principal Executive Offices:
                        1001 Tillman Street
                        Memphis, TN  38112
                        UNITED STATES

              Item 2(a) Name of Person Filing:
                        Tradewinds Global Investors, LLC

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        2049 Century Park East, 20th Floor
                        Los Angeles, CA  90067

              Item 2(c) Citizenship:
                        Delaware - U.S.A.

              Item 2(d) Title of Class of Securities:
                        Common

              Item 2(e) CUSIP Number:
                        118255108

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (e) [X]  An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)

              Item 4    Ownership:
                        (a)  Amount Beneficially Owned:
                             567,764

                        (b)  Percent of Class:
                             1.49%

                        (c)  Number of shares as to which such person has:

                        (i)  sole power to vote or direct the vote:
                             498,370

                       (ii)  shared power to vote or direct the vote:
                             0

                      (iii)  sole power to dispose or to direct the
                             disposition of:
                             567,764

                       (iv) shared power to dispose or to direct the disposition of:
                             0

              Item 5    Ownership of Five Percent or Less of a Class:
                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
                                    *See Footnote above.

                                PAGE 3 OF 4 PAGES

              Item 6    Ownership of More than Five Percent on Behalf of Another
                        Person:
                        Not applicable

              Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                        Not applicable.

              Item 8    Identification and Classification of Members of the
                        Group:
                        Not applicable.

              Item 9    Notice of Dissolution of a Group:
                        Not applicable.

              Item 10   Certification:
                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2007

                                      Tradewinds Global Investors, LLC

                                      By:    /S/ David B. Iben
                                             -----------------------------------
                                      Name:  David B. Iben, CFA
                                      Title: Chief Investment Officer

                                PAGE 4 OF 4 PAGES